SOL STRATEGIES INC.

401-217 Queen Street

Toronto, Ontario M5V 0R2

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of shareholders ("Shareholders") of Sol Strategies Inc. (the "Company") will be held at the office of Irwin Lowy LLP located at 217 Queen Street West, Suite 401 Toronto, ON M5V 0R2; on Thursday, June 19, 2025, at 12:00 p.m. (Toronto Time) in order to:

1. to receive and consider the audited consolidated financial statements of the Company for the year ended September 30, 2024, and the report of the auditors thereon;

2. to elect directors of the Company to hold office until the next annual meeting of Shareholders;

3. to appoint the auditors of the Company and to authorize the directors to fix their remuneration;

4. to consider and, if deemed advisable, to pass, with or without variation, a special resolution to effect the consolidation of all of the issued and outstanding common shares of the Company on the basis of up to ten (10) old common shares for one (1) new common share, as more fully described in the accompanying management information circular;

5. to consider and, if deemed advisable, to pass, with or without variation, a resolution to ratify, confirm and approve a resolution of the directors of the Company amending the stock option plan (the "Amended Equity Incentive Plan") for directors, officers, employees and consultants of the Company and ratifying certain grants of restricted share units under the Amended Equity Incentive Plan; and

6. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The full text of the special resolutions referred to in item 4 above are attached to this notice as Exhibit "A".

A shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar, TSX Trust Company, at Suite 301, 100 Adelaide Street West, Toronto, Ontario M5H 4H1 not later than 12:00 p.m. (Eastern time) on Tuesday, June 17, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the Meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on Friday, May 9, 2025, as the record date, being the date for the determination of the registered holders of common shares of the Company entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

NOTICE-AND-ACCESS

Notice is also hereby given that the Company has decided to use the notice-and-access method of delivery of meeting materials for the Meeting for beneficial owners of common shares of the Company (the "Non-Registered Holders") and for registered shareholders. The notice-and-access method of delivery of meeting materials allows the Company to deliver the meeting materials over the internet in accordance with the notice-and-access rules adopted by the Ontario Securities Commission under National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer. Under the notice-and-access system, registered shareholders will receive a form of proxy and the Non-Registered Holders will receive a voting instruction form enabling them to vote at the Meeting. However, instead of a paper copy of the notice of Meeting, the management information circular, the annual consolidated financial statements of the Company for the financial year ended September 30, 2024, and related management's discussion and analysis and other meeting materials (collectively the "Meeting Materials"), shareholders receive a notification with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing the Meeting Materials to shareholders. Shareholders are reminded to view the Meeting Materials prior to voting. The Company will not be adopting stratification procedures in relation to the use of notice-and access provisions.

Websites Where Meeting Materials Are Posted:

Meeting Materials can be viewed online under the Company's profile at www.sedarplus.ca or on the website of TSX Trust Company, the Company's transfer agent and registrar, at https://docs.tsxtrust.com/2473. The Meeting Materials will remain posted on the TSX Trust Company's website at least until the date that is one year after the date the Meeting Materials were posted.

How to Obtain Paper Copies of the Meeting Materials

Shareholders may request paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Meeting Materials are posted on the TSX Trust Company's website. In order to receive a paper copy of the Meeting Materials or if you have questions concerning notice-and-access, please contact the Company's transfer agent and registrar, TSX Trust Company, by calling toll free at 1-866- 600-5869 or by email at Tsxtis@tmx.com. Requests should be received by 4:00 p.m. (Eastern time) on Thursday, June 5, 2025, in order to receive the Meeting Materials in advance of the Meeting.

The accompanying management information circular provides additional detailed information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of annual meeting. Additional information about the Company and its financial statements are also available on the Company's profile at www.sedarplus.ca.

DATED this 9th day of May, 2025.

BY ORDER OF THE BOARD

"Antanas Guoga" (signed)

Chairman

EXHIBIT "A"

SPECIAL RESOLUTION OF THE SHAREHOLDERS

OF

SOL STRATEGIES INC. (the "Company")

AMENDMENT TO ARTICLES OF AMENDMENT - CONSOLIDATION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the articles of the Company be amended to consolidate each of the issued and outstanding common shares of the Company on the basis of up to ten (10) pre-consolidation common shares of the Company into one (1) post-consolidation common share of the Company (the "Consolidation"), and further authorizing the directors in their sole discretion when and if to effect the Consolidation, in each case without requirement for further approval, ratification or confirmation by shareholders, as more particularly described in the management information circular dated May 9, 2025, of the Company, provided that in the event the Consolidation would result in a shareholder of the Company holding a fraction of a common share, a shareholder shall not receive a whole common share of the Company for each such fraction;

2. notwithstanding that this resolution has been duly passed by the shareholders of the Company, the directors of the Company be, and they are hereby authorized and directed to revoke this resolution at any time prior to the issue of a certificate of amendment giving effect to the Consolidation and to determine not to proceed with the amendment of the articles of amalgamation of the Company without further approval of the shareholders of the Company; and

3. any director or officer of the Company be and he or she is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts or things as he or she may determine to be necessary or advisable to give effect to this resolution, including, without limitation, the execution and delivery of the articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination."